Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-223921

February 8, 2021

Crown Castle International Corp.

$1,000,000,000 1.050% Senior Notes due 2026

$1,000,000,000 2.100% Senior Notes due 2031

$1,250,000,000 2.900% Senior Notes due 2041

February 8, 2021

Pricing Term Sheet

The information in this pricing term sheet supplements the Issuer’s Preliminary Prospectus Supplement, dated February 8, 2021, and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information contained therein. This pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. Financial information presented in the Preliminary Prospectus Supplement or incorporated by reference therein is deemed to have changed to the extent affected by the changes described herein. This pricing term sheet should be read together with the Preliminary Prospectus Supplement, including the documents incorporated by reference therein, and the accompanying prospectus dated March 26, 2018 before making a decision in connection with an investment in the securities. Capitalized terms used in this pricing term sheet but not defined have the meanings given to them in the Preliminary Prospectus Supplement.

Issuer:	Crown Castle International Corp.

Security Description:	1.050% Senior Notes due 2026 (the “2026 Notes”) 2.100% Senior Notes due 2031 (the “2031 Notes”) 2.900% Senior Notes due 2041 (the “2041 Notes”)

Ratings (Moody’s / S&P / Fitch)*:	Baa3 / BBB- / BBB+

Distribution:	SEC-registered

Aggregate Principal Amount:	2026 Notes: $1,000,000,000 2031 Notes: $1,000,000,000 2041 Notes: $1,250,000,000

Gross Proceeds:	2026 Notes: $996,860,000 2031 Notes: $995,460,000 2041 Notes: $1,244,475,000

Maturity Date:	2026 Notes: July 15, 2026 2031 Notes: April 1, 2031 2041 Notes: April 1, 2041

Coupon:	2026 Notes: 1.050% 2031 Notes: 2.100% 2041 Notes: 2.900%

Benchmark Treasury:	2026 Notes: 0.375% due January 31, 2026 2031 Notes: 0.875% due November 15, 2030 2041 Notes: 1.375% due November 15, 2040

Benchmark Treasury Price and Yield:	2026 Notes: 99-15+; 0.480% 2031 Notes: 97-09; 1.170% 2041 Notes: 93-09+; 1.779%

Spread to Benchmark Treasury:	2026 Notes: T + 63 basis points 2031 Notes: T + 98 basis points 2041 Notes: T + 115 basis points

Price to Public:	2026 Notes: 99.686% of principal amount 2031 Notes: 99.546% of principal amount 2041 Notes: 99.558% of principal amount

Yield to Maturity:	2026 Notes: 1.110% 2031 Notes: 2.150% 2041 Notes: 2.929%

Interest Payment Dates:	2026 Notes: January 15 and July 15, commencing July 15, 2021 2031 Notes: April 1 and October 1, commencing October 1, 2021 2041 Notes: April 1 and October 1, commencing October 1, 2021

Record Dates:	2026 Notes: January 1 and July 1 2031 Notes: March 15 and September 15 2041 Notes: March 15 and September 15

Make-Whole Call:

2026 Notes: Prior to June 15, 2026 (one month prior to the maturity date of the 2026 Notes), at greater of par and make-whole at discount rate of Treasury plus 10 basis points

2031 Notes: Prior to January 1, 2031 (three months prior to the maturity date of the 2031 Notes), at greater of par and make-whole at discount rate of Treasury plus 15 basis points

2041 Notes: Prior to October 1, 2040 (six months prior to the maturity date of the 2041 Notes), at greater of par and make-whole at discount rate of Treasury plus 20 basis points

Par Call:

2026 Notes: At any time on or after June 15, 2026 (one month prior to the maturity date of the 2026 Notes)

2031 Notes: At any time on or after January 1, 2031 (three months prior to the maturity date of the 2031 Notes)

2041 Notes: At any time on or after October 1, 2040 (six months prior to the maturity date of the 2041 Notes)

Trade Date:	February 8, 2021

Settlement Date:

February 16, 2021 (T+5)

We expect to deliver the Notes against payment for the Notes on the fifth business day following the pricing of the Notes (“T+5”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes on the date of pricing or the next succeeding two business days will be required, by virtue of the fact that the Notes initially will settle in T+5, to specify alternative settlement arrangements to prevent a failed settlement.

Use of Proceeds:

We expect to receive net proceeds of approximately $3.208 billion from the sale of the Notes to the underwriters, after deducting the underwriting discount and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering to (1) redeem or repurchase all of our outstanding 5.250% Senior Notes due 2023, (2) repay approximately $400 million of our outstanding indebtedness under the CP Program, (3) repay $1 billion of the outstanding borrowings under the Term Loan A and (4) pay fees and expenses related to the foregoing.

CUSIP:	2026 Notes: 22822VAV3 2031 Notes: 22822VAW1 2041 Notes: 22822VAX9

ISIN:	2026 Notes: US22822VAV36 2031 Notes: US22822VAW19 2041 Notes: US22822VAX91

Denominations/Multiple:	$2,000 x $1,000

Joint Book-Running Managers:

Barclays Capital Inc.;

BofA Securities, Inc.;

Citigroup Global Markets Inc.;

MUFG Securities Americas Inc.; and

RBC Capital Markets, LLC

BNP Paribas Securities Corp.;

Commerz Markets LLC;

Credit Agricole Securities (USA) Inc.;

Deutsche Bank Securities Inc.;

Fifth Third Securities, Inc.;

J.P. Morgan Securities LLC;

Mizuho Securities USA LLC;

Morgan Stanley & Co. LLC;

PNC Capital Markets LLC;

Scotia Capital (USA) Inc.;

SMBC Nikko Securities America, Inc.;

SG Americas Securities, LLC;

TD Securities (USA) LLC; and

Truist Securities, Inc.

Co-Managers:	Citizens Capital Markets, Inc.; U.S. Bancorp Investments, Inc.; and Wells Fargo Securities, LLC

*

A securities rating is not a recommendation to buy, sell, or hold securities and should be evaluated independently of any other rating. The rating is subject to revision or withdrawal at any time by the assigning rating organization.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. at 1-888-603-5847, BofA Securities Inc. at 1-800-294-1322, Citigroup Global Markets Inc. at 1-800-831-9146, MUFG Securities Americas Inc. at 1-877-649-6848 and RBC Capital Markets, LLC at 1-866-375-6829.

This pricing term sheet does not constitute an offer to sell, or a solicitation of an offer to buy any security in any state or jurisdiction in which such offer, solicitation or sale would be unlawful.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

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